11/29/13



SEC MAIL
RECEIVED
NOV 27 2013
WASH, D.C.
193
SECTION
13026212

SECURITIES AND EXCHANGE COMMISSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-52462

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/12 (MM/DD/YY) AND ENDING 09/30/13 (MM/DD/YY) *

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: KPMG Corporate Finance LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

200 East Randolph Drive, Suite 5500
(No. and Street)

Chicago	Illinois	60601
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Philip J. Isom (312) 665 - 1911
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGladrey LLP
(Name – *if individual, state last, first, middle name*)

One South Wacker Drive, Suite 800	Chicago	Illinois	60606
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

DD 1/31/14

OATH OR AFFIRMATION

I, Philip J. Isom, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of KPMG Corporate Finance LLC, as of September 30, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

OFFICIAL SEAL
ANITA DORROUGH
NOTARY PUBLIC, STATE OF ILLINOIS
MY COMMISSION EXPIRES 10-31-2014

Signature

Managing Director
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report. (Bound under separate cover)
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent auditor's report on internal control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*


SEC MAIL PROCESSING
RECEIVED
NOV 2 7 2013
WASH. D.C.
193
SECTION

KPMG Corporate Finance LLC

Financial Report
September 30, 2013

Filed as PUBLIC information pursuant to Rule 17a-5(e)(3) under the Securities Exchange Act of 1934.

Contents



Independent Auditor's Report

To the Member
KPMG Corporate Finance LLC
Chicago, Illinois

Report on the Financial Statement

We have audited the accompanying statement of financial condition of KPMG Corporate Finance LLC (the Company) as of September 30, 2013 that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes (the financial statement).

Management's Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of this financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statement that is free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of KPMG Corporate Finance LLC as of September 30, 2013, in accordance with accounting principles generally accepted in the United States of America.

McGladrey LLP

Chicago, Illinois
November 25, 2013

KPMG Corporate Finance LLC

Statement of Financial Condition
September 30, 2013

Assets	
Cash and cash equivalents	$ 36,432,821
Accounts receivable, net	4,372,329
Fixed assets, net of accumulated depreciation of $263,394	53,049
Goodwill	2,235,963
Other assets	67,843
Total assets	$ 43,162,005
Liabilities and Member's Capital	
Accrued compensation	$ 4,008,683
Accounts payable, accrued expenses and other liabilities	1,282,731
	5,291,414
Commitments, contingencies and guarantees	
Liabilities subordinated to the claims of general creditors	4,000,000
Member's capital	33,870,591
Total liabilities and member's capital	$ 43,162,005

See Notes to Statement of Financial Condition.

Note 1. Nature of Business and Significant Accounting Policies

KPMG Corporate Finance LLC (the Company), a wholly-owned subsidiary of KPMG LLP (Parent), is a Delaware limited liability company formed on February 7, 2000, for the purpose of conducting business as a broker-dealer. The Parent is the U.S. member firm of KPMG International, a Swiss Cooperative.

The Company's primary business is infrastructure advisory, capital advisory, and investment banking services including providing financial advisory services to institutional investors, corporations, and individuals. These financial advisory services include capital sourcing, mergers and acquisitions, and strategic business advisory services. The Company is registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The firm is also registered with the Municipal Securities Rulemaking Board as a Municipal Advisor.

The Company operates under the provisions of Paragraph (k)(2)(i) of Rule 15c3-3 of the SEC and, accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of Paragraph (k)(2)(i) provide that the broker/dealer carries no margin accounts, promptly transmits all customer funds and delivers all securities received in connection with its activities as a broker or dealer, does not otherwise hold funds or securities for or owe money or securities to customers. The Company does not have any customers as defined by Rule 15c3-3(a)(1). Accordingly, the Company is exempt from the requirements of the provisions of Rule 15c3-3(e) (The Customer Protection Rule), based on the exemption provided in Rule 15c3-3(k)(2)(i), and does not maintain any "Special Account for the Exclusive Benefit of Customers."

The following is a summary of the Company's significant accounting policies:

a) Basis of Presentation

The Company follows generally accepted accounting principles (GAAP), as established by the Financial Accounting Standards Board (FASB), to ensure consistent reporting of financial condition.

b) Accounting Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

c) Cash and Cash Equivalents

Cash and cash equivalents include highly liquid instruments which consist primarily of money market funds with average original maturities of three months or less at the date of acquisition that are not held for sale in the ordinary course of business. The Company maintains its cash balances in financial institutions located in the United States. The Company maintains deposits with financial institutions in amounts that are in excess of federally insured limits; however, the Company does not believe it is exposed to any significant credit risk.

Note 1. Nature of Business and Significant Accounting Policies (Continued)

d) Fair Value Measurements

The Company records its financial instruments at fair value. Guidance provided by the FASB defines fair value, establishes a framework for measuring fair value, sets out a fair value hierarchy and requires disclosures about fair value measurements. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Company utilizes valuation techniques to maximize the use of observable inputs and minimize the use of unobservable inputs. Assets and liabilities recorded at fair value are categorized within the fair value hierarchy based upon the level of judgment associated with the inputs used to measure their value. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). Inputs are broadly defined as assumptions market participants would use in pricing an asset or liability. The three levels of the fair value hierarchy are described below:

Level 1. Unadjusted quoted prices for identical assets or liabilities in active markets that the Company has the ability to access at the measurement date.

Level 2. Inputs other than quoted prices within Level 1 that are observable for the asset or liability, either directly or indirectly.

Level 3. Inputs that are unobservable for the asset or liability and include situations where there is little, if any, market activity for the asset or liability.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, an investment's level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. The Company's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment, and considers factors specific to the investment.

Money market funds held by the Company in the amount of $16,630,011, included in cash and cash equivalents, on the statement of financial condition are considered Level 1 financial instruments and are measured at fair value based on the published net asset value per share on the day of valuation. The Company assesses the levels of the investments at each measurement date, and transfers between levels are recognized on the actual date of the event or change in circumstances that caused the transfer in accordance with the Company's accounting policy regarding the recognition of transfers between levels of the fair value hierarchy. There were no significant transfers among Levels 1, 2, and 3 during the year.

e) Fixed Assets

Fixed assets consist of computer equipment which is recorded at cost and depreciated on a straight-line basis over a period of three years.

Note 1. Nature of Business and Significant Accounting Policies (Continued)

f) Income Taxes

The Company is organized as a single-member limited liability company and is a disregarded entity for federal and state income tax purposes. Accordingly, no provision or benefit for federal income taxes has been made in the Company's financial statements.

FASB guidance requires the evaluation of income tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the income tax positions are "more-likely-than-not" of being sustained "when challenged" or when examined" by the applicable tax authority. Income tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense and liability in the current year. For the year ended September 30, 2013, management has determined that there are no material uncertain income tax positions that impact the Company's financial statements. The Parent is generally subject to examination by U.S. federal and state tax authorities for the current and prior three tax years.

g) Goodwill

The Company's goodwill was recorded as a result of the Company's business combinations using the acquisition method of accounting. The Company does not amortize goodwill, but goodwill is subject to at least annual assessments for impairment. The Company performs a qualitative assessment annually in August to determine whether it is more-likely-than-not that goodwill is impaired. If deemed necessary as a result of the qualitative assessment, the Company will review goodwill to determine potential impairment by comparing the carrying value of its assets with expected future cash flows.

h) Revenue Recognition

Investment banking revenue includes both success fee and advisory fees earned from providing financial advisory services. Success fee revenue is recognized at the time the transaction is completed and the income is reasonably determinable, as defined under the terms of each engagement. Advisory fees are recognized as the services are performed.

The Company policy to reserve for doubtful accounts is based on the aging of balances of all accounts over 180 days, unless it is clearly demonstrated an account is collectible as determined by management.

i) Subsequent Events

The Company has evaluated subsequent events for potential recognition and/or disclosure through the date these financial statements were issued, noting none.

Note 2. Accounts Receivable

At September 30, 2013, accounts receivable includes accrued revenue for amounts billed and hours incurred in connection with investment banking activities. The amounts billed and hours incurred include time, expenses and retainers. The amount recorded is net of an allowance for doubtful accounts of $15,161.

Note 3. Goodwill

On October 1, 2007, the Company acquired substantially all of the assets of Keen Consultants, LLC; Keen Realty, LLC; Keen Strategic Advisors, LLC; and MHM Advisors, LLC (collectively, Keen), a group of affiliated real estate advisory and real estate transactional businesses. The excess of the purchase price and earn-out payments over the estimated fair values of the net assets acquired was recorded as goodwill in the amount of approximately $2,235,963. As of September 30, 2013, management performed an annual qualitative assessment and has determined that there is no impairment in value.

Note 4. Liabilities Subordinated to Claims of General Creditors

On November 30, 2009, the Company entered into a subordinated loan agreement with KPMG LLP, the maturity date of which was extended on November 20, 2012. The non-interest bearing loan in the amount of $4,000,000 matures on November 30, 2015.

The principal amount of the subordinated loan is available in computing net capital under the SEC's uniform net capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

Note 5. Net Capital Requirements

The Company is a broker-dealer subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1. At September 30, 2013, the Company had net capital of $30,808,807, which was $30,456,046 in excess of its required net capital of $352,761. At September 30, 2013, the Company's ratio of aggregate indebtedness to net capital was 0.17 to 1.

In July 2013, the SEC enacted new broker-dealer regulations, including amendments to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1). These regulations are currently being reviewed and the impact on the financial statement is not expected to be material.

Note 6. Customer Concentration and Related-Party Transactions

For the year ended September 30, 2013, the Company had three major customers. A customer is considered major when the customer represents more than 10 percent of total accounts receivable as of September 30, 2013 or total investment banking revenue for the year ended September 30, 2013. Transactions with major customers are as follows:

	Percentage of total accounts receivable at September 30, 2013:	Percentage of total investment banking revenue for the year ended September 30, 2013:
Customer A	16%	*
Customer B	10%	*
Customer C	*	13%

*Percentage is less than 10 percent.

Note 6. Customer Concentration and Related-Party Transactions (Continued)

The Company entered into a Service Agreement with the Parent effective December 1, 2009. The Parent shares personnel, office space and equipment with the Company, whereby expenses and costs are allocated based on this Service Agreement. Also, under this agreement, the Company is to pay the Parent interest at 10 percent per annum on the prior month unbilled and outstanding accounts receivables as reported by the Company.

All accounting transactions between the Company and the Parent are recorded through intercompany accounts. The Company and the Parent settle the due to/due from balance via cash payment. As of September 30, 2013, accounts payable, accrued expenses and other liabilities include $401,646 due to the Parent for intercompany transactions.

Note 7. Indemnifications

In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties that provide indemnifications under certain circumstances. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. The Company expects the risk of loss to be remote.